United States securities and exchange commission logo





                             April 1, 2021

       Frank I. Igwealor
       Chairman and Chief Executive Officer
       GiveMePower Corporation
       370 Amapola Ave., Suite 200-A
       Torrance, CA 90501

                                                        Re: GiveMePower
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 18,
2021
                                                            File No. 333-252208

       Dear Mr. Igwealor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed March 18,
2021

       General

   1. We note your response to comment 1 and that you concluded that the acquisition of
                                                        BuzzMeHome is probable,
and based on the purchase price it appears that the acquisition is significant. Please
provide the financial statements required by Rule 8-04 of Regulation
                                                        S-X or provide us with
your significance test demonstrating that the acquisition is not significant.
   2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.
 Frank I. Igwealor
FirstName   LastNameFrank
GiveMePower     Corporation I. Igwealor
Comapany
April       NameGiveMePower Corporation
       1, 2021
April 21, 2021 Page 2
Page
FirstName LastName
Exhibits

3. We note your responses to comments 5 and 6. Please file the July 3, 2020 SBA loan document as an exhibit and provide the required hyperlinks for the exhibits. See Item 601 of Regulation S-K.
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-
5833 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Frank I Igwealor